Exhibit 99.9

Cable and Wireless plc announces that on 15 March 2005, it purchased 1,500,000 ordinary shares from JPMorgan Cazenove Limited at a price of 130.1223p per ordinary share and now holds a total of 48,500,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,346,128,989.

Enquiries:

Cable and Wireless

Investor Relations:

Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Craig Thornton
Manager, Investor Relations
Tel: +44 20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: 001 212 239 3581

Media:

Lesley Smith
Group Director Corporate and Public Affairs
Tel: +44 (0) 1344 726945

Steve Double
Group Head of Media Communications
Tel: +44 (0) 1344 726946
Mob: +44 (0) 7917 067580

Cable & Wireless press office
Tel: 01344 818888

End.